UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Wage Development, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> December 15, 2016

Physical address of issuer
222 W Merchandise Mart Plaza, #1212, Chicago, IL 60654

Website of issuer
https://www.wagedev.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
8,651

Price (or method for determining price)
$2.89

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 1, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$155,631	$899,985
Cash & Cash Equivalents	$150,267	$899,985
Accounts Receivable	$ -	$ -
Short-term Debt	$20,730	$7,686
Long-term Debt	$1,300,000	$900,000
Revenues/Sales	$ -	$ -
Cost of Goods Sold	$ -	$ -
Taxes Paid	$24,673	$ -
Net Income	($1,209,623)	($8,017)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 8, 2022

Wage Development, Inc.



Up to $1,070,000 of Series Seed Preferred Equity

Wage Development, Inc., ("Wage", "Wage Development", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 1, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (together with the Offering, the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $2,000,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 17, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum dollar value of Securities that can be purchased is $999.94 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, for fiscal year 2023, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.wagedev.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/wage/.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Wage Development, Inc. ("the Company") is a Delaware C-Corporation, incorporated on December 15, 2016 in the state of Delaware under the name ihustle, Inc. On November 7, 2017, the company changed the name to Wage Development, Inc.

The Company is located at 222 W Merchandise Mart Plaza #1212, Chicago, IL 60654.

The Company's website is https://www.wagedev.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/wage/ and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,070,000
Purchase price per Security	$2.89
Minimum investment amount per investor	$999.94
Offering deadline	July 1, 2022
Use of proceeds	See the description of the use of proceeds on page 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 18 and 19 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing similar services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through continued use of marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive freelance services space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in customer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Customer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of customers and to offer products that appeal to their preferences. If the Company does not offer products that appeal to customers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in customer preferences. If the Company does not accurately predict which shifts in customer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of customer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand its brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage the Company's brand and reputation. If the Company does not establish, maintain, extend and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on its business and reputation.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage its reputation, and expose it to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on its business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Changes in employment laws or regulation could affect the Company's performance. Various federal and state labor laws govern the Company's relationship with its employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation, including claims relating to the Fair Labor Standards Act.

The Company has an outstanding loan with a related party. The Company currently has an outstanding Promissory Note with its founder and CEO for a principal amount of $300,000. The Promissory Note accrues at an interest rate of four percent (4%) per annum until paid in full. The Company agrees to pay all amounts due hereunder upon demand of the founder and CEO; provided, however, to the extent not previously paid, all unpaid principal and interest shall be due on the maturity date of March 30, 2025. As of December 31, 2021, the outstanding balance of the loan was $300,000.

The Company has outstanding SAFE (Simple Agreement for Future Equity) notes. The Company issued SAFE notes for cash proceeds of approximately $1,310,000. The securities are all convertible into preferred or common shares of the Company and may be converted upon (1) the Company receiving cash in a sale of the Company's preferred stock, and converted into shares of preferred stock at a price of the lower of 80% of the price paid for preferred stock or the valuation cap divided by the fully diluted capitalization or convert into the greater of the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock or the number of shares of Safe Preferred Stock equal to the purchase amount divided by the safe price; (2) the sale, transfer, or other disposition of substantially all of the Company's assets, when the holder may elect to convert the security into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization, or a cash settlement of twice the initial purchase price of the security; or (3) a voluntary termination of operations or any other liquidation, dissolution, or winding up of the Company, holders of the securities will receive cash payments equal to the purchase price of the securities.

The Company's expenses will significantly increase as it seeks to execute its current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has not prepared audited financial statements. The Company has prepared reviewed financial statements with an independent CPA. However, a financial review is different than a financial audit; therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The reviewed financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception as it has developed which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The audited financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The company does not know when the Series Seed Preferred Stock will be freely tradable, if ever. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations and contractual limitations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the shares of Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Certain purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues securities pursuant to a compensation or distribution reinvestment plan or otherwise issues additional securities, investors who purchase Series Seed Preferred Stock in this Offering who do not participate (or are not permitted to participate) in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future securities issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Wage Development, Inc. is a community-driven marketplace focused on helping build great long-lasting relationships between thousands of workers including small business, home owners, and locals peers looking to get the job done. Wage is a jobs and services On-Demand Platform that was launched in support of small to medium-size businesses and the solopreneur community who need their services.

Focused on empowering workers, Wage is an all-encompassing jobs and services marketplace connecting workers with the gigs they want to work at the rates they have previously approved.

Problem

In 2020, it is estimated that 2 million Americans tried gig work for the first time, and most of them were under-compensated for the job they accomplished. In the last six years, the gig economy has doubled in size: to over 1.1 billion gig workers worldwide and 55 million in the US. We believe Wage has a unique advantage of being a horizontal marketplace, rather than a vertical one. And with this horizontal marketplace, Wage becomes the on-ramp for individuals to experience the gig economy by using their chosen skillset to get paid appropriately, rather than paid at a set rate, like from a vertical platform.

Opportunity

Local communities and small businesses are experiencing the impacts of the labor shortage, supply-chain problems, and limited infrastructures. And the Covid-19 pandemic has amplified these problems. The gig economy creates an opportunity for people and small businesses to engage with independent freelancers or solopreneurs for short-term or long-term arrangements. The five most commonly used categories include Home Services, Personal Services,

Computer Services, Event & Entertainment (Photo & Videography), and General Labor (including landscaping and yard work).

Solution

Wage is a community-driven peer-to-peer marketplace, eliminating many of the existing layers between supply and demand. Wage is the only gigs and services app with transaction transparency, meaning no intermediary is taking a cut. What the worker charges for the work, they actually receive when the work is complete. With Wage, both supply and demand sides can interact with one another, facilitating direct communication between both parties and allowing them to determine fair rates and times for specific tasks. This is unlike platforms such as Lyft, ONLY transportation, DoorDash, and ONLY food delivery, none of which allow for varied tasks or adequate transaction transparency.

Business Plan

Wage is a marketplace connecting employers to workers to complete tasks in various job categories. Our marketplace is focused on homeowners and small-medium-sized businesses, helping them hire local professional talent in a landscape consisting of countless jobs and service apps.

Market Size

The gig work market is growing rapidly from approximately $200 billion in 2018 to $450 billion in 2023, with a Compound Annual Growth Rate (CAGR) of 17.4%. The gig economy market has grown to 55 million workers in the US with a value of approximately $120 billion. The gig and freelancer market size is projected to be approximately $450B in 2023.

Product-Market Fit

Average Wage users are projected to be millennials between the ages of 25-40. The average cost for homeowners or small businesses to hire professional help on the Wage marketplace is around $125-$200 for 5 hours of work. Wage provides freelancers with the platform and software to grow their business; and on the demand side of the marketplace, homeowners and small business owners can accessibly and affordably hire on-demand workers in multiple categories. Although Wage cannot be certain of future performance, early indications are that a community of users is growing around Wage. The Company has onboarded 3,000 small businesses, has 110,000 users, and is processing approximately 3,000 completed transactions per month.

Growth Strategy

Through digital advertising and community outreach, Wage grows the supply of workers by reaching professional freelancers and skilled workers looking for new work opportunities. Consumers choose Wage because of the speed and convenience offered and because Wage is the only platform that does not take commission and has no registration fees.

Wage Development, Inc is a pre-revenue company. It intends to launch a new iteration of the Wage app and begin charging a small transaction fee to generate revenue.

Litigation
As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering are as follows. Please note, the offering expenses noted below are solely based on investments that would be subject to compensation to the intermediary.

- If the Company raises the Regulation CF Target Amount through Regulation CF, as well as raises over its Closing Amount in the Combined Offerings, it will use 47.50% of those proceeds raised through Regulation CF, or $11,875, towards offering expenses;
- If the Company raises the Maximum Amount through Regulation CF, as well as raises over its Closing Amount in the Combined Offerings, it will use 8.43% of the proceeds raised through Regulation CF, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Business, Sales, Marketing	35%	35%	35%
Product Development	35%	35%	35%
Key Hires and Team Growth	20%	20%	20%
Operations	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Marcin Zgola	Founder & CEO	Responsible for managing the company's overall operations, acting as Head of the Engineering department overseeing all the Engineering Development of our Product.
Timothy Wright	Co-Founder & COO	Responsible for implementation of business operations, business partnerships, and company promotions to the outside world, acting as Project Manager to manage our projects across multiple Development Team
Madiken Helsel	Product Manager	Responsible for Product Planning, Product Marketing, Product Fit to our new and existing Mobile Apps. Gathering and Prioritizing product market user feedback to define product vision, and feature implementations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	3,157,892	Yes	N/A	100%	N/A
SAFE Notes	$1,310,000 or 1,098,744 shares	No, Until Conversion	SAFEs are expected to convert into Preferred Stock in this financing	N/A	See details of Preferred Stock in Charter
2022 Stock Incentive Plan	N/A	Yes, If Exercised	N/A	N/A	To be created in connection with this financing round

The Company has the following debt outstanding:

The Company has outstanding current liabilities, consisting of credit card liabilities and other current liabilities related to payroll expenses and other expenses as part of day-to-day operation. This current liability totals $20,370 as of December 31, 2021.

The Company has several Simple Agreements for Future Equity ("SAFEs") outstanding as follows: eight SAFEs were issued in 2020 with a total principal amount of $1,110,000 and three SAFEs were issued in 2021 with a total principal amount of $200,000. The SAFEs all have a valuation cap of $6,000,000 and a discount of ten percent (10%), and the other terms are as follows:

The SAFEs are convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of either $6,000,000 or 90% of the price paid by new investors in the Equity Financing (whichever results in a greater number of shares) divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock and shares reserved for future issuance under an equity incentive plan ("Company Capitalization"); provided, that Company Capitalization for SAFEs issued in 2021 (the "2021 Capitalization") only includes shares reserved for future issuance under an equity incentive plan to the extent they have already been promised to optionees. In the event the Company is acquired or dissolves prior to the termination of each SAFE, the holder may be entitled to the greater of (i) a return of invested capital or (ii) that proportion of the proceeds equal to the quotient of (x) the purchase amount, divided by (y) the quotient of $6,000,000 divided by the 2021 Company Capitalization; provided, that no SAFEs or other convertible securities electing a return of invested capital shall be included in 2021 Company Capitalization.

The Company has an outstanding promissory note & loan agreement. The details are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
					For the Year Ended December 2021				
Promissory Note - Marcin Zgola	$ 300,000	4.00%	3/30/2020	3/30/2025	$ 333	$ 333	$ -	$ 100,000	$ 100,000
Total					$ 333	$ 333	$ -	$ 100,000	$ 100,000

Ownership
A majority of the Company is owned by co-founder and CEO, Marcin Zgola.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Marcin Zgola	2,999,997 shares of common stock	95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Wage Development, Inc. (the "Company") was incorporated on December 15, 2016 in the state of Delaware under the name ihustle, Inc. On November 7, 2017, the company changed its name to Wage Development, Inc. The company is headquartered at 222 W Merchandise Mart Plaza #1212, Chicago, IL 60654.

Wage Development, Inc. is a community-driven marketplace focused on helping build great long-lasting relationships between thousands of workers including small business, home owners, and locals peers looking to get the job done. Wage is a jobs and services On-Demand Platform that was launched in support of small to medium-size businesses and the solopreneur community who need their services.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000.00 cash on hand as of March 29, 2022 , which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of SAFEs
We have made the following issuances of simple agreements for future equity within the last three years:

Previous Offering	Date of Previous Offering	Type of Instrument Offered	Principal Amount of SAFEs Sold	Use of Proceeds of the Previous Offering
Pre-Seed SAFE	2020 - Feb 1 2021	SAFE Note	$1,310,000	Continuing working capital

All issued SAFE Notes are expected to convert into approximately 1,098,744 shares of Preferred Stock.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $2,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $999.94. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $199.41.

For the Offerings, investors who invest $100,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the

Combined Offerings. In the future, among other benefits, Major Investors may also be entitled to greater voting and future share purchase rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to the Company's certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Additionally, so long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, the Company may not take the following actions without obtaining the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Company's certificate of incorporation or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is independent, as determined in good faith by the remaining directors..

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of (i) 1 times the original issue price of such stock, plus any dividends declared but unpaid on such stock or (ii) such amounts that they would have received had all shares of Series Seed Preferred Stock been converted to common stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock. In the event funds are insufficient to pay the Series Seed Preferred Stock holders the amounts they would otherwise be due, holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights; Mandatory Conversion
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. The Series Seed Preferred Stock may be forced to convert upon an initial public offering or the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock, subject to certain restrictions. Major Purchasers are entitled to receive quarterly updates about, among other things, the financial condition of the business, fundraising activity, and notable press and news.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain conditions and exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote separately in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company as well as the largest preferred stockholders in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, each existing investor's stake in the Company (including yours) could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible promissory notes, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,666.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, step-parent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities under any circumstances.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: On March 30, 2020, the company entered into a Promissory Note agreement with Marcin Zgola, the CEO and the owner in the amount of $300,000. The Note bears an interest rate of 4% per annum and has a maturity date on March 30, 2025. As of December 31, 2021, the outstanding balance was $300,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the Closing Amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the Closing Amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Marcin Zgola*

(Signature)

Marcin Zgola

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Marcin Zgola*

(Signature)

Marcin Zgola

(Name)

CEO

(Title)

April 8, 2022

(Date)

/s/ *Timothy Wright*

(Signature)

Timothy Wright

(Name)

COO

(Title)

April 8, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

WAGE DEVELOPMENT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Wage Development, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Wage Development, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 21, 2022
Los Angeles, California

WAGE DEVELOPMENT, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	150,267	$	899,985
Prepaids and other current assets		4,000		-
Total current assets		**154,267**		**899,985**
Property and equipment, net		1,364		-
Total assets	$	**155,631**	$	**899,985**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	17,855	$	7,686
Other current liabilities		2,875		-
Total current liabilities		**20,730**		**7,686**
Simple Agreement for Future Equity (SAFEs)		1,200,000		900,000
Promissory Notes and Loans		100,000		-
Total liabilities		**1,320,730**		**907,686**
STOCKHOLDERS EQUITY				
Common Stock		316		316
Additional Paid In Capital		52,225		-
Retained earnings/(Accumulated Deficit)		(1,217,640)		(8,017)
Total stockholders' equity		**(1,165,099)**		**(7,701)**
Total liabilities and stockholders' equity	$	**155,631**	$	**899,985**

WAGE DEVELOPMENT, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	573,835	6,967
Research and development	527,788	950
Sales and marketing	83,327	99
Total operating expenses	1,184,950	8,017
Operating income/(loss)	(1,184,950)	(8,017)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,184,950)	(8,017)
Provision/(Benefit) for income taxes	24,673	-
Net income/(Net Loss)	$ (1,209,623)	$ (8,017)

See accompanying notes to financial statements.

WAGE DEVELOPMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019					
Issuance of Stocks	3,157,895	**$ 316**			**$ 316**
Net income/(loss)				(8,017)	**(8,017)**
Balance—December 31, 2020	3,157,895	316	-	$ (8,017)	**$ (7,701)**
Capital contribution			52,225		**52,225**
Net income/(loss)				(1,209,623)	**(1,209,623)**
Balance—December 31, 2021	**3,157,895**	**$ 316**	**$ 52,225**	**$ (1,217,640)**	**$ (1,165,099)**

See accompanying notes to financial statements.

WAGE DEVELOPMENT, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,209,623)	$	(8,017)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		341		-
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Prepaid expenses		(4,000)		-
Credit Cards		10,169		7,686
Other current liabilities		2,875		-
Net cash provided/(used) by operating activities		**(1,200,238)**		**(331)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,705)		-
Net cash provided/(used) in investing activities		**(1,705)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		52,225		316
Borrowing on Promissory Note		100,000		
Borrowing on SAFEs		300,000		900,000
Net cash provided/(used) by financing activities		**452,225**		**900,316**
Change in cash		(749,718)		899,985
Cash—beginning of year		899,985		-
Cash—end of year	**$**	**150,267**	**$**	**899,985**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Wage Development, Inc. was incorporated on December 15, 2016 in the state of Delaware under the name ihustle, Inc. On November 7, 2017, the company changed the name into Wage Development, Inc. The financial statements of Wage Development, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Wage Development, Inc. is a community-driven marketplace focused on helping build great long-lasting relationships between thousands of workers including small business, home owners, and locals peers looking to get the job done. Wage is a jobs and services On-Demand Platform that was launched in support of small to medium-size businesses and the solopreneur community who need their services.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits. As of December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $649,985.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Wage Development, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the subscription to its platform and fees for services provided on the platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $83,327 and $99, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Acrrued expenses	4,000	-
Total Prepaids and Other Current Assets	$ 4,000	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Employer Benefit Liabilities	2,875	-
Total Other Current Liabilities	$ 2,875	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computers	$ 1,705	$ -
Property and Equipment, at Cost	**1,705**	**-**
Accumulated depreciation	(341)	-
Property and Equipment, Net	**$ 1,364**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $341 and $0 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 3,157,895 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 6,000,000 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, no share has been issued and are outstanding.

6. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Discount	2021	2020
Safes I - VI	Fiscal Year 2020	$ 6,000,000	10%	$ 900,000	$ 900,000
Safe VI-IX	Fiscal Year 2021	$ 6,000,000	10%	$ 300,000	
Total SAFE(s)				**$ 1,200,000**	**$ 900,000**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Marcin Zgola	$ 300,000	4.00%	3/30/2020	3/30/2025	$ 333	$ 333	$ -	$ 100,000	$ 100,000
Total					**$ 333**	**$ 333**	**$ -**	**$ 100,000**	**$ 100,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2021	$ -
2022	
2023	
2024	
2025	100,000
Thereafter	-
Total	**$ 100,000**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (329,622)	$ (20)
Valuation Allowance	329,622	20
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (329,649)	$ (27)
Valuation Allowance	329,649	27
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,209,722, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,209,722. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

On March 30, 2020, the company entered into a Promissory Note agreement with Marcin Zgola, the CEO and the owner in the amount of $300,000. The Note bears an interest rate of 4% per annum and has maturity date on March 30, 2025. As of December 31, 2021, the outstanding balance was $100,000.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through January 21, 2022 the date the financial statements were available to be issued.

During 2021, the Company converted the Simple Agreements for Future Equity ("SAFEs") in the amount of $1,200,000 into 789,467 Series A-1 Preferred Stock for an amount of $6,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,184,950, an operating cash flow loss of $1,200,238 and liquid assets in cash of $150,267, which less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties

EXHIBIT C
SI Website



WAGE

Digital job marketplace optimized for the gig-economy and entrepreneurs.

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$1,000	**$15,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST IN WAGE

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

United States   Chicago

Website: http://www.wagedev.com

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WAGE is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

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Company Highlights

> Raised funding from Venture Capital and Angels, including 8VC, OVO FUND, Correlation VC, and the CEO of WISH Inc, Peter Szulczewski

> With the rise of gigs & services apps, Wage App user base grew to over 110,000 in 2021, representing a 31% increase year-over-year compared to 2020

> Partnership with DoorDash for API implementation and affiliate marketing, aimed to provide a supply of drivers to Doordash in different geo-locations throughout North America

> Created an educational tool to demonstrate how the global pandemic has transformed the gig economy, which has been chosen by NowSourcing as the #1 Infographic of 2021 (www.wagedev.com/how-the-global-pandemic-transformed-the-gig-economy)

> Founder and CEO has 10 years experience in technology and since starting Wage Development, and his app has been featured in Business Insider, Chicago Chronicle, Forbes, PCMagazine, Yahoo! Finance, and more

Fundraise Highlights

> Total Round Size: US $3,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money valuation : US $15,000,000

> Target Minimum Raise Amount: US $2,000,000

> Offering Type: Side by Side Offering

Wage Development is focused on empowering workers. Wage is an all-encompassing jobs and services marketplace, connecting workers with the gigs they want to work, at the rates they have previously approved.

Problem

In 2020, 2 million Americans tried gig work for the first time, and we believe most of them were under-compensated for the job they accomplished. In the last six years, the gig economy has doubled in size to over 1.1 billion gig workers worldwide and 55 million in the US. We believe Wage has a unique advantage of being a horizontal marketplace (for all gig types) rather than a vertical one. With this strategy, Wage can become an on-ramp for individuals to experience the gig economy by using their chosen skillset to get paid appropriately, rather than paid at a set rate, like from a vertical platform.

Opportunity

Local communities and small businesses are experiencing the impacts of the labor shortage, supply-chain problems, and limited infrastructures. And the Covid-19 pandemic has amplified these problems. The gig economy creates an opportunity for people and small businesses to engage with independent freelancers or *solopreneurs* for short-term or long-term arrangements. The five most commonly used categories include Home Services, Personal Services, Computer Services, Event & Entertainment (Photo & Videography), and General Labor (including landscaping/yard-work).

Solution

Wage is a community-driven peer-to-peer marketplace, eliminating many of the existing layers between supply and demand. Wage is a gigs-and-services app with transaction transparency, and no intermediary is taking a cut of pay. What the worker charges for the work, they actually receive when the work is complete. With Wage, both supply and demand sides can interact with one another, facilitating direct communication between both parties and allowing them to determine fair rates and times for specific tasks. Unlike apps like Lyft (only transportation) or DoorDash (only food delivery), Wage allows for varied tasks and transaction transparency.

Learn more: Linktr.ee/WageApp

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The Team

Founders and Officers



Marcin Zgola
FOUNDER AND CEO

Marcin was previously the SVP of Engineering at Lasalle Solutions.

Marcin is a seasoned and award-winning director of engineering. He has 20 years of experience in software/hardware engineering, complex computation systems, and IT solutions - including Cisco Systems, network security, and data centers.

Marcin has worked with Fortune 100 companies, the US Military, and public sectors enterprises in his work.

Marcin is known for leading by example and setting the expectations of the team through his own actions. He is involved in every aspect of Wage - from writing articles about the gig economy to overseeing the backend coding of the application. We believe Marcin is a true Chief *of Everything* Officer!



Tim Wright
CO-FOUNDER AND COO

Tim was previously a Project Manager with SpaceX.

Tim has led development projects and skilled worker teams in material labs for the launch vehicle and crew, Dragon.

Tim has 15 years of experience in operations management for VC-funded startups in the Green Energy and Aerospace industries.

Tim thrives in fast-paced environments and has a knack for coming up with creative solutions and thinking outside of the box. He is known for always asking how the team is doing and ensures that they have the tools and information needed to excel. Tim is no stranger to startups and wears many hats at Wage. Tim locks in partnership deals, answers user emails, and is willing to sweep the floor if that is what is needed to get the job done!

Key Team Members



Madiken Helsel

Product Development

Notable Advisors & Investors



Piotr Szulczewski

Advisor, CEO of Wish

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $2,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $2.89
Pre-Money valuation:	US $15,000,000
Option pool:	15.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares:	Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Wage Development, INC has set an overall target minimum of US $2,000,000 for the round, Wage Development, INC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Wage Development, INC's Form C.
Regulation CF cap:	While Wage Development, INC is offering up to US $3,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

- Operations
- Product Development
- Key Hires and Team Growth
- Business, Sales, Marketing

If Maximum Amount Is Raised

- Operations
- Product Development
- Key Hires and Team Growth
- Business, Sales, Marketing

Investor Perks

Perks for Early Investors:

Early Investor Tier 1: All investors who invest **$1,500 or more** within the 1st 3 weeks of the campaign will receive 1 free service worth up to $100. Investors will also receive automatic entry into the Chicago Vacation Package Drawing. Two investors will be selected in a random drawing to win a 2-night stay in Chicago, participate in a Wage team meeting, and attend the Wage celebration dinner with CEO Marcin Zgola.

Early Investor Tier 2: Investors who invest **$5,000 – $9,999** within the 1st 3 weeks of the campaign will receive 1 free service worth up to $100 *per month* for the first year of their membership.

Early Investor Tier 3: Investors who invest **$10,000 or more** within the 1st 3 weeks of the campaign will receive 1 free service worth up to $200 per month, for the first year of their membership.

Perks for All Investors:

Tier 1: Investors who invest **$5,000 or more** will receive perks plus a "Yeti Rambler Mug" with Wage logo, and get to participate in an annual group investor call with the CEO, and gain access to our latest app development and participation in the beta.

Tier 2: Investors who invest **$10,000 or more** will receive Tier 1 perks plus participation in a yearly group video chat session with the CEO and a Lucite stock certificate display showing the number of shares owned and the Wage Development logo.

Tier 3: Investors who invest **$20,000 or more** will receive Tier 2 and Tier 1 perks plus participation in a yearly one-on-one video chat session with the CEO and are invited to attend a group leadership dinner in Chicago.

Tier 4: Investors who invest **$50,000 or more** will receive Tier 3, Tier 2, and Tier 1 perks plus participation in a quarterly group investor call with the CEO and are invited to a one-time private meeting with the CEO.

Tier 5: Investors who invest **$100,000 or more** will receive Tier 4, Tier 3, Tier 2, and Tier 1 perks plus participation in a one-on-one video chat session with the CEO and are invited to an annual private leadership dinner in Chicago and quarterly private meetings with the CEO.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of WAGE's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $1,310,000
Closed Date	Dec 31, 2021
Security Type	SAFE Note
Valuation Cap	US $6,000,000

Market Landscape



US Gig Economy Market Size (Projected gross market size of the gig economy from 2019 to 2024 in USD)

Wage is a universal marketplace connecting employers (managers) with workers to complete tasks in various job categories. Wage is an on-demand marketplace focused on homeowners and small-to-medium-sized businesses, helping them hire local professional talent in a landscape consisting of countless jobs and service apps.

Market Size

The gig-work market is growing rapidly from approximately $200 billion in 2018 to $450 billion in 2023, with a compound annual growth rate (CAGR) of 17.4%. The gig economy market has grown to 55 million workers in the US with a value of approximately $120 billion. The gig and freelancer market size is projected to be approximately $450 billion in 2023.

Product-Market fit

The Wage user-base and targeted market are millennials between the ages of 25-40. The average cost for homeowners or small businesses to hire professional help on the Wage marketplace is around $125-$200 for 5 hours of work. Wage provides freelancers with the platform and software to grow their business, and on the demand-side of the marketplace, homeowners and small business owners can accessibly and affordably hire on-demand workers in multiple categories.

Growth Strategy

Through digital advertising and community outreach, Wage aims to grow the supply of workers by reaching professional freelancers and skilled workers looking for new work opportunities. Consumers choose Wage because of the speed and convenience offered and because Wage is one of the only platform that does not take commission on pay and has no registration fees.

Competition

Uber / Lyft - Only transportation & food delivery (Uber Eats), no transaction transparency and apps take commission.

DoorDash - Only food delivery, no transaction transparency and takes commission on drivers.

Fivver / Upwork - Online projects, no in-person tasks, has transaction transparency, does not take commission.

Risks and Disclosures

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing similar services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through continued use of marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive freelance services space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in customer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Customer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of customers and to offer products that appeal to their preferences. If the Company does not offer products that appeal to customers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in customer preferences. If the Company does not accurately predict which shifts in customer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of customer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand its brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage the Company's brand and reputation. If the Company does not establish, maintain, extend and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on its business and reputation.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage its reputation, and expose it to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on its business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Changes in employment laws or regulation could affect the Company's performance. Various federal and state labor laws govern the Company's relationship with its employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation, including claims relating to the Fair Labor Standards Act.

The Company has an outstanding loan with a related party. The Company currently has an outstanding Promissory Note with its founder and CEO for a principal amount of $300,000. The Promissory Note accrues at an interest rate of four percent (4%) per annum until paid in full. The Company agrees to pay all amounts due hereunder upon demand of the founder and CEO; provided, however, to the extent not previously paid, all unpaid principal and interest shall be due on the maturity date of March 30, 2025. As of December 31, 2021, the outstanding balance of the loan was $300,000.

The Company has outstanding SAFE (Simple Agreement for Future Equity) notes. The Company issued SAFE notes for cash proceeds of approximately $1,310,000. The securities are all convertible into preferred or common shares of the Company and may be converted upon (1) the Company receiving cash in a sale of the Company's preferred stock, and converted into shares of preferred stock at a price of the lower of 80% of the price paid for preferred stock or the valuation cap divided by the fully diluted capitalization or convert into the greater of the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock or the number of shares of Safe Preferred Stock equal to the purchase amount divided by the safe price; (2) the sale, transfer, or other disposition of substantially all of the Company's assets, when the holder may elect to convert the security into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization, or a cash settlement of twice the initial purchase price of the security; or (3) a voluntary termination of operations or any other liquidation, dissolution, or winding up of the Company, holders of the securities will receive cash payments equal to the purchase price of the securities.

The Company's expenses will significantly increase as it seeks to execute its current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has not prepared audited financial statements. The Company has prepared reviewed financial statements with an independent CPA. However, a financial review is different than a financial audit; therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The reviewed financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception as it has developed which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The audited financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has not prepared audited financial statements. The Company has prepared reviewed financial statements with an independent CPA. However, a financial review is different than a financial audit; therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The reviewed financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception as it has developed which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The audited financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



WAGE's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download WAGE's Form C

Data Room

NAME	LAST MODIFIED	TYPE
🗀 Financials (3 files)	Apr 6, 2022	Folder
🗀 Fundraising Round (1 file)	Apr 6, 2022	Folder
🗀 Investor Agreements (1 file)	Apr 6, 2022	Folder
🗀 Miscellaneous (4 files)	Apr 6, 2022	Folder

Join the Conversation

Be the first to post a comment or question about WAGE.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in WAGE

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by WAGE. Once WAGE accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to WAGE in exchange for your securities. At that point, you will be a proud owner in WAGE.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, WAGE has set a minimum investment amount of US $1,000. Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now WAGE does not plan to list these securities on a national exchange or another secondary market. At some point WAGE may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when WAGE either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is WAGE's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the WAGE's Form C. The Form C includes important details about WAGE's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

wage

GET THE JOB DONE



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

iwage

iwage

2



THE GAP IN FREELANCE PLATFORMS

wage

1/3 of the US workforce is freelance, over 55 million users, and growing.
Skilled workers end up on internet platforms as the fastest way to quick cash —
ignoring their earning potential and settling for below minimum wage.

Uber DOORDASH lyft Uber Eats instacart Postmates



65% of gig workers believe that a diversified client portfolio is more secure than a full-time job.



73% of clients are hiring more gig workers post-pandemic and searching for more ways to hire.



Current freelance platforms have hiring delays and incentivize users to cut them out with aggressing margins.

TaskRabbit Angi upwork

wagedev.com/gig-economy-post-pandemic/

THE ONRAMP TO THE GIG ECONOMY
wage
wage
is a transparent, community-driven marketplace, allowing consumers to quickly complete tasks with ease and providers to earn cash without fees or cuts.
4

OUR KEY PRODUCT FEATURES

wage

Safety



User verification with ID scan, a full background check, and a history of feedback ratings to ensure user safety

Real-Time Translation



Secure communication directly in app with seamless, real-time translation between languages

Device Agnostic



Wage is available on all mobile devices through iOS and Android

Job Matching



Our algorithm automatically identifies a local match between workers and job needs

Platform Speed



Wage has a fast sign-up and hiring processes — helping to drive faster pay-outs for workers





SAVING MONEY WITH WAGE

wage

- **No registration fees** to get on the platform, other vendors may charge up to $500.
- Wage **does not charge commission fees** (in the middle), others may take up to 45% of workers' pay. Workers at Wage get to keep 100% of their earned money.
- Wage charges a **small transaction fee to the manager**, so all workers on Wage get to keep 100% of their pay. The managers are the ones doing hiring at Wage.
- Wage offers a **cost saving option** compared to well-known competitors, because Wage does not take commission, and has no registration fee.
- Users on our MVP platform say **"Ok" to pay small premium fee** to help them find a worker or a job faster. Wage Premium fees range from $1-$50.

WAGE DIFFERENCE

Eliminates many layers existing between supply and demand created by existing companies

Utilizing the local community

– Catalyst for community-building and the rise of local services helping individuals and small businesses

– Secure, trusted, quality services from neighbors and friends. For the communities in which our users live and serve, on-demand job and service providers offer customers an entirely new option for how and who they call for immediate help.

Quick onboarding time for the supply-side providers (onboarding time is as quick as a couple of minutes)
Compared to other businesses that the onboarding may vary from a couple of hours to a couple of days.

Online KYC (Know your customer) and AML - Background check and ID verification through some of the best available technology and 3rd party integration (which can reduce the onboarding time to a couple of minutes).

Pro Application Programming Interface (API) allows small business workflow platforms to easily integrate their service provider engagement and scheduling on our app. Our Business Website, aims to be a leading platform for local service businesses, and will be available for our partners to integrate with us.



COMPETITIVE LANDSCAPE

wage

	wage	TaskRabbit	Angi	Thumbtack	Wonolo	GIGSMART
Onboarding Speed	✓					✓
Dual Sided Profiles & Ratings	✓					
Local Community Aware	✓					
Background Check	✓	✓	✓	✓	✓	✓
Direct Chat & Communication	✓	✓		✓		
Business Hires	✓		✓	✓	✓	✓
In Chat Translation	✓					
Commission Fees		✓	✓	✓	✓	✓
Curated Job Matching	✓	✓	✓	✓	✓	
API/Partnership Integration	✓			✓		✓
Registration Fees		✓		✓		



8

MARKET AND OPPORTUNITY SIZE



wage
$455B
$110B
$120M

Total Available Market

- Global Gig Economy, 2023

Serviceable Addressable Market

- US Gig Economy Top 15 Markets

Serviceable Obtainable Market

- 10 “Tier 1 & 2” Target Cities
- Home, Events & Entertainment, General Labor Gigs
- Projected 90,000 jobs per month

* Fiverr
brodmin.com/case-studies/gig-economy-case-study/
techrepublic.com/article/the-15-best-cities-for-gig-workers-and-freelancers/

GO TO MARKET STRATEGIC PLAN

wage

- **Utilizing traditional broadcasting spots** between TV shows, and NEWS sessions for Wage awareness and introduction Campaigns
- **Run Ads on CTV Streaming** like Roku, and Amazon Fire (Ad-supported versions)
- **Utilize premium CTV/OTT advertising platform** for regional and local advertisers across Wage DMAs.

yahoo!

Wage On-Demand Jobs and Services App Puts Spotlight on Rising Gig Economy with Innovative "Story-Based Advertising" Original Series, Living Wage


Living
wage

HOW WE ARE PLANNING TO USE DIGITAL MARKETING:

- Podcast Production & Sponsorship
- Audience targeting by location, behavior, and interest
- Increase platform awareness through paid Ads, and Paid Search
- Digital news and information category
- ESG related & voluntary activities in responding to national disasters and climate change-related events

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TARGETED CITIES < > WAGE ACTIVE USER BASE

wage



Seattle
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
Ottawa
Montreal
OREGON
IDAHO
WYOMING
SOUTH DAKOTA
WISCONSIN
MICHIGAN
Toronto
NEBRASKA
IOWA
Chicago
ILLINOIS
NEVADA
UTAH
United States
COLORADO
KANSAS
MISSOURI
WEST VIRGINIA
New York
CALIFORNIA
Las Vegas
OKLAHOMA
ARKANSAS
TENNESSEE
NORTH CAROLINA
Los Angeles
San Diego
ARIZONA
NEW MEXICO
MISSISSIPPI
ALABAMA
SOUTH CAROLINA
GEORGIA
Houston
FLORIDA
Gulf of California
Gulf of Mexico
Mexico

Wage Active User base
(110k Users)

Cities to Target

18 Cities to Target

Atlanta	Jacksonville
Austin	Minneapolis
Buffalo	New Orleans
Charlotte	Phoenix
Columbus	Portland
Dallas	San Antonio
Denver	San Diego
Fort Worth	Seattle
Irvine	Tucson

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

REVENUE GENERATION PROJECTED TO START Q3 2022

wage

Wage is free to post and apply to job postings.

Based on the feedback and survey with our active users, Wage will apply transaction fees of:



Homeowners pay

$5

per successful transaction



Business owners pay

$10

per successful transaction

Premium (promoted) listings are available to both job listings

$15 - $50

or worker profiles

$4 - $15

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for more detail on projections.

FINANCIAL PROJECTIONS

wage



$350.0M
$300.0M
$250.0M
$200.0M
$150.0M
$100.0M
$50.0M
$0.0M
2022
2023
2024
2025
2026
Total Revenue
Operating Income

500k

Projected Number of Active Users (2023)

62,500

Projected Jobs per Month (2023)

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

WHAT WE'VE LEARNED FROM OUR FIRST 100,000 USERS

wage

CSAT = 80%

(Customer Satisfaction Score)

NPS = 48

(Net Promoter Score)

Customer Effort Score (CES): Approximately 9 out of 10 responded that using Wage is "Easy"

- Conducted rigorous Customer Surveys
- Recorded 1-on-1 Interviews with Wage Superusers

LEARNED SECRETS

- Direct communication can occur between candidates and hirers without a job posting
- Managers and workers have control of who they hire and what types of jobs they take
- Fee-free transactions on jobs across a large pool of categories

HOW WE ARE ADJUSTING BASED ON FEEDBACK:

- Increase the number & quality of jobs
- Improve safety & security
- Increase platform awareness
- Improve customer service
- Ability to post experience, qualifications, & availability



*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WAGE MARKETPLACE WAS OUR FIRST PRODUCT AND A SUCCESSFUL ENTRY POINT … SINCE WE LAUNCHED OUR MVP FEBRUARY 2020:



As of December 2021:

25,000
Total job postings

6,000
Monthly active users with
110,000
Total users

3,000
Completed transactions per month
(Cleaning, events photography, and general labor works)

85,000
Available workers in targeted tier 1 & tier 2 cities

3,000
Business owners use Wage

wage



USER CENTRIC PRODUCT DEVELOPMENT – MANAGER FLOW

wage

9:41
Amelia Zung
5.0 (5)
Chicago, IL 60609
Reviews
See all
Tim Wright
Yesterday
3.0
Car Mechanic
10 windows to clean. Am et minim mollit non deserunt ullamco est sit aliqua dolor do amet sint.
6
Read more
Invitation has been sent
Invite for a job
Drivers License & ID Verification
P2P Chat System with Translation
Rating and Review System
Personalized Reviews
Send Invitation





9:41
Applied for "Cleaning windows"
Sort
Highest rating
Lowest rate
Linda Evangelista
4.3 (8)
Hire
Linda Evangelista
4.3 (8)
Hire
Hire
You are choosing Jacob Jones for the job.
Other Workers who applied will be notified about not being chosen.
The job status will be changed to Assigned.
Hire

Easy Process

1. Find the right people
2. Review the best match
3. Chat
4. Send invite
5. Hire
6. Get the job done

USER CENTRIC PRODUCT DEVELOPMENT – WORKER FLOW

wage

Find the right jobs › Review the best match › Apply › Earn



Looking for a job?
Browse jobs by category
See all
Customer Service
Transportation
Cleaning Services
Based on your interests
Car Mechanics
8 workers around
Home Cleaners
88 workers around
Lately posted jobs
By tomorrow

- Browse to Find the Right Job
- Personalized Job Selection
- Stay ahead with the latest jobs
- Easy Review & Easy Apply



9:41
Select category
Category
Cleaning services
Selected
Subcategory
Housekeeping
Home cleaners
Text
Laundry help
Kitchen help
Janitorial



9:41
Apply for a job
Home Cleaners
Cuddling a honey badger
Complete by tomorrow
$12 / hr.
Chicago, IL 60609
Required Tools:
Ladder
Your message
Hi! I can get this done within your budget.
10 viewed • 3 applied
Apply now!

TRACTION & ROADMAP



wage

110,000 users
currently on application

$15,000 estimated total marketing spend
fueled by word of mouth and pandemic growth

$0.14
estimated user acquisition cost to date



Q2 2018
- Wage app MVP launched

Q1 2021
- Pre-Seed raise
- Full time team of 4 and 16 contractors
- Product update design

Q2-3 2021
- Hired respective Development, Legal, HR, Marketing, & PR teams
- Product update development
- ~ 3,000 transactions per month

Q4 2021
- Product Update Testing of our new Product (New Mobile App)

Q1 2022
- Updated product launched with improved safety, search, and profile control

Q2 2022
- National marketing campaign across top 10 markets–including paid search, paid social, SEO, and email marketing

Q3 2022
- Payment processing integration and beginning of revenue generation
- 10,400 transactions and $80k revenue per month

Q3 2023
- 62,500 transactions
- $520k revenue per month

Q4 2024
- 155,000 transactions
- $1.3M revenue per month

Q4 2025
- 570,000 transactions
- $4.9M revenue per month

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

CORE FOUNDING TEAM



wage

Marcin Zgola
Founder and CEO

- Previously SVP of Engineering, Lasalle Solutions
- Seasoned Award winning Director of engineering
- 20 years of experience in software/hardware engineering, and complex computation systems and IT solutions (Cisco Systems, Network security, data centers)
- Worked with Fortune 100, US Military, and Public Sectors



Tim Wright
COO

- Previously Project Manager, SpaceX
- Led development projects, and skilled worker teams in material labs for launch vehicle and crew Dragon
- 15 years of experience in operations management for VC funded startups in Green Energy and Aerospace industry



Peter Szulczewski
Key Advisor

- Currently CEO of Wish.com (NASDAQ: WISH)
- Ex-Google entrepreneur
- Expert in Business Development, and Software Engineering
- Forbes Youngest Billionaire from Canada
- Additionally an investor in Wage

FEATURED IN Forbes | PCMAG.COM | MARKETS INSIDER | CHICAGO CHRONICLE Reporting the news since 1880 | AP







EXISTING INVESTORS 8VC | Correlation Ventures | OVO FUND









TEAM GROWTH

wage

wage

Madiken Helsel
Product Lead

- Previously Senior Engineering Manager
- Co-founded B2B company in the team collaboration space
- 12 years of experience in early-stage tech companies
- 3 years of consulting for early-stage tech start-ups in marketing, communications, and UI/UX
- B.Sc. Physiology from McGill University, Montreal, Quebec, Canada
- Event speaker for children's STEM programs and women's leadership conferences



Kevin Shaholli
Infrastructure Architect

- Backend Software Engineer
- AWS certified solutions architect
- 7 years of experience in software engineering, & Infrastructure Management



Rei Shaholli
Backend Engineer

- AWS Engineer (SRE)
- AWS certified solutions engineer
- 7 years of experience in software development, architectural design, and implementation of cloud systems



OUR USE OF FUNDS

Operations
13%

Key Hires and
Team Growth
20%

Product
Development
25%

Business, Sales &
Marketing
42%



EXECUTIVE SUMMARY

- "Pre-Seed" round with $1.3M raised

- Recognized and Mentioned in notable Media and Publications

- Existing User Base 110,000+ as of December 2021

- MVP Available in App Store and Play Store

- New App in Development and Testing Process before Launch

- Learn More about Wage: https://www.wagedev.com/





wage

wage

EXHIBIT E
Video Transcripts

Wage Development, Inc.

"Wage App | Founder Video: Marcin Zgola"
Gallery Video

[Wage Logo]

[Marcin Zgola]: "My name is Marcin Zgola, I'm the CEO and founder of Wage development. I've been living in Chicago for 23 years, originally raised and born in Poland."

"Did a lot of low-skilled labor jobs at first. Started out as the construction worker, furniture delivery guy, limo driver. Fast forward 23 years later, with 17 years of experience within IT, I decided to develop: Wage App."

['Wage: Get the job done']

[Marcin Zgola]: "Wage is a job and services on-demand marketplace that allows people to find jobs and on the other side, for people to find workers."

['Wage App Easily Find Jobs and Workers']

[Marcin Zgola]: "We eliminate the process of signing up and getting onboarded to find a job or to find a client."

['Wage App Easy to Signup and Thousands of New Listings Posted Daily']

[Marcin Zgola]: "And with Wage you can go download Wage, login, sign up, and get a job within a matter of minutes. The main challenge that we faced was okay, we have a product, there's a marketplace… but how do we bring users?"

"So what we've done is we used Wage, our own platform, as our own advertisement tool. So we were posting jobs that we wanted to get done ourselves."

"I did some construction in my house and then I posted saying that I need construction debris to be picked up. Two days later a guy calls me up and I say, 'Yeah, come on over.' He came in, picked up the debris, I pay him and I'm like, 'Wow', I'm onto something. The future of Wage is to be the leading platform marketplace within the gig economy."

"If 2020 taught us anything, people are looking for flexibility in their work, and have the more work available through technology. As the hardworking immigrant, I struggled to find jobs. And I think with Wage, I help people, the hardworking people, to find those opportunities, by bringing Wage and the technology to the marketplace."

['Wage Download Now']

_

"Wage App | How to Get the Job Done"
Gallery Video

['Wage']

['Have a task?']

[Video shows product demonstration of a user using Beta App to fulfill a task: Typing the task needed in the Wage App. Selecting categories and adding photos.]

['Post the task']

['Pick up cake from bakery']

['Chat to confirm details']

[Process of sourcing worker continues. Worker sees posting and inquiries: Using the chat function to message about the task... Person chosen for the job]

['Complete the task']

['Deliver Payment']

['Review each other']

[Both leave a 5 star review on the app]

['Wage' – 'Get the job done']

_

"Living Wage | TRAILER"
Gallery Video

['On November 2nd 2021 the studio that brought you Factory Made has a whole new gig']

[Clips of show]

[Dialogue between characters]: "This has been a weird week."

"There's no way it's weirder than mine."

['Living Wage']

[Clips of show]

[Dialogue from various characters]: "You're a legend Daniel." "Oliver stop!" "Okay." "What?! What's going on?" "The extended car warranty cold call, that was me!" "You've got lettuce on your head."

['Two gig-workers One app and a week they'll never forget']

[Clips of show]

[Dialogue from various characters]: "Never grow old Jack." "What are you talking about? That's not funny." "No, actually... that's kind of funny." "Nothing brazen about that…" "It was a little brazen."

"Yeah, well, so is selling reverse home mortgages, doesn't mean I want to do it." "Welcome to Wynonna's Kitchen Christmas in July edition." "He did what?" "Zing! You said it!"

['Sometimes to find adventure you gotta earn that wage']

[Clips of show]

['Living Wage. The new 6-part series from writer / director Ben Morrison streaming for free Nov 2nd at earnthatwage.com']

['earnthatwagedotcom #earnthatwage']

_